Exhibit 21
MGIC INVESTMENT CORPORATION
DIRECT AND INDIRECT SUBSIDIARIES(1)

1.	MGIC Assurance Corporation

2.	MGIC Credit Assurance Corporation

3.	MGIC Indemnity Corporation

4.	MGIC Insurance Services Corporation

5.	MGIC Investor Services Corporation

6.	MGIC Mortgage and Consumer Asset I, LLC(2)

7.	MGIC Mortgage and Consumer Asset II, LLC(2)

8.	MGIC Mortgage Services, LLC

9.	MGIC Reinsurance Corporation of Vermont(3)

10.	MGIC Reinsurance Corporation of Wisconsin

11.	Mortgage Guaranty Insurance Corporation

The names of certain entities that would not in the aggregate be a significant subsidiary are omitted.

(1)	Except as otherwise noted in a footnote, all companies listed are 100% directly or indirectly owned by the registrant and all are incorporated in Wisconsin.

(2)	Organized under Delaware law.

(3)	Organized under Vermont law.